Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "ABOVE: SPACE

DEVELOPMENT CORPORATION", FILED IN THIS OFFICE ON THE SIXTEENTH

DAY OF JUNE, A.D. 2022, AT 10:45 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

6860637 8100

SR# 20222743061

Authentication: 203726709

Date: 06-21-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:45 AM 06/16/2022
FILED 10:45 AM 06/16/2022
SR 20222743061 - File Number 6860637

CERTIFICATE OF INCORPORATION
OF
ABOVE: SPACE DEVELOPMENT CORPORATION

FIRST: The name of the corporation is Above: Space Development Corporation

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover DE 19901, County of Kent. The name of the Registered Agent at such address is Capitol Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the ***"DGCL").***

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.001 per share ("***Common Stock***") and Preferred Stock, par value $0.001 per share ("***Preferred Stock***"). The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred seventy-five million (175,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is seventy-five million (75,000,000).

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preference, rights, privileges, qualifications, restrictions and limitations of each class or series of the preferred stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative."

FIFTH: The name and mailing address of the incorporator are as follows:

Peter Gennuso
McCarter & English LLP
825 Eighth Avenue, 31st Floor
New York, NY 10019

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or bylaws of the corporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation.

ME1 41095119v.1

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

TENTH: To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article ELEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

TWELFTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article THIRTEENTH.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of this corporation on this 15th day of June, 2022.

/s/ Peter Gennuso
Peter Gennuso
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"ORBITAL ASSEMBLY CORPORATION", A CALIFORNIA CORPORATION,

WITH AND INTO "ABOVE: ORBITAL INC." UNDER THE NAME OF

"ABOVE: ORBITAL INC.", A CORPORATION ORGANIZED AND EXISTING

UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED

IN THIS OFFICE ON THE FIRST DAY OF SEPTEMBER, A.D. 2022, AT

10:05 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6860634 8100M
SR# 20223420665

Authentication: 204308502
Date: 09-02-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF MERGER OF FOREIGN CORPORATION INTO A DOMESTIC CORPORATION

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Above: Orbital Inc. __________, a Delaware corporation, and the name of the corporation being merged into this surviving corporation is Orbital Assembly Corporation ,a California corporation.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8 Section 252 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation is Above: Orbital Inc. __________, a Delaware corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation. (If amendments are affected please set forth)

FIFTH: The authorized stock and par value of the non-Delaware corporation is 106,000,000 Common Shares $0.0001 par value.

SIXTH: The merger is to become effective on filing of the Certificate of Merger..

SEVENTH: The Agreement of Merger is on file at 4100 Market Street SW, Suite 100, Huntsville, AL 35808, an office of the surviving corporation.

EIGHTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 30th day of August ,A.D., 2022.

By: Rhonda Stevenson
Authorized Officer

Name: Rhonda Stevenson
Print or Type

Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:05 AM 09/01/2022
FILED 10:05 AM 09/01/2022
SR 20223420665 - File Number 6860634



State of California
Secretary of State

OBE MERG

Certificate of Merger

(California Corporations Code sections
1113(g), 3203(g), 6019.1, 8019.1, 9640, 12540.1, 15911.14, 16915(b) and 17710.14)

Filing Fee: $150.00; Certification Fee (Optional): $5.00

This Space For Filing Use Only

1. NAME OF SURVIVING ENTITY Above: Orbital Inc.	2. TYPE OF ENTITY Corporation	3. CA SECRETARY OF STATE ENTITY NUMBER	4. JURISDICTION Delaware
5. NAME OF DISAPPEARING ENTITY Orbital Assembly Corporation	6. TYPE OF ENTITY Corporation	7. CA SECRETARY OF STATE ENTITY NUMBER C4310284	8. JURISDICTION California

9. THE PRINCIPAL TERMS OF THE AGREEMENT OF MERGER WERE APPROVED BY A VOTE OF THE NUMBER OF INTERESTS OR SHARES OF EACH CLASS THAT EQUALED OR EXCEEDED THE VOTE REQUIRED. (*IF A VOTE WAS REQUIRED, SPECIFY THE CLASS AND THE NUMBER OF OUTSTANDING INTERESTS OF EACH CLASS ENTITLED TO VOTE ON THE MERGER AND THE PERCENTAGE VOTE REQUIRED OF EACH CLASS. ATTACH ADDITIONAL PAGES, IF NEEDED.*)

SURVIVING ENTITY		DISAPPEARING ENTITY	
CLASS AND NUMBER **AND**	PERCENTAGE VOTE REQUIRED	CLASS AND NUMBER **AND**	PERCENTAGE VOTE REQUIRED
Common - 1,000 Shares	100%	Common - 20,211,708	55.60%

10. IF EQUITY SECURITIES OF A PARENT PARTY ARE TO BE ISSUED IN THE MERGER, CHECK THE APPLICABLE STATEMENT.

[✔] No vote of the shareholders of the parent party was required.   [ ] The required vote of the shareholders of the parent party was obtained.

11. IF THE SURVIVING ENTITY IS A DOMESTIC LIMITED LIABLITY COMPANY, LIMITED PARTNERSHIP, OR PARTNERSHIP, PROVIDE THE REQUISITE CHANGES (IF ANY) TO THE INFORMATION SET FORTH IN THE SURVIVING ENTITY'S ARTICLES OF ORGANIZATION, CERTIFICATE OF LIMITED PARTNERSHIP OR STATEMENT OF PARTNERSHIP AUTHORITY RESULTING FROM THE MERGER. ATTACH ADDITIONAL PAGES, IF NECESSARY.

12. IF A DISAPPEARING ENTITY IS A DOMESTIC LIMITED LIABLITY COMPANY, LIMITED PARTNERSHIP, OR PARTNERSHIP, AND THE SURVIVING ENTITY IS NOT A DOMESTIC ENTITY OF THE SAME TYPE, ENTER THE PRINCIPAL ADDRESS OF THE SURVIVING ENTITY.

PRINCIPAL ADDRESS OF SURVIVING ENTITY   CITY AND STATE   ZIP CODE

13. OTHER INFORMATION REQUIRED TO BE STATED IN THE CERTIFICATE OF MERGER BY THE LAWS UNDER WHICH EACH CONSTITUENT OTHER BUSINESS ENTITY IS ORGANIZED. ATTACH ADDITIONAL PAGES, IF NECESSARY.
See attachment

14. STATUTORY OR OTHER BASIS UNDER WHICH A FOREIGN OTHER BUSINESS ENTITY IS AUTHORIZED TO EFFECT THE MERGER. Section 265 of the Delaware General Corporation Law	15. FUTURE EFFECTIVE DATE, IF ANY - - (Month) (Day) (Year)

16. ADDITIONAL INFORMATION SET FORTH ON ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE PART OF THIS CERTIFICATE.

17. I CERTIFY UNDER PENALTY OF PERJURY UNDER THE LAWS OF THE STATE OF CALIFORNIA THAT THE FOREGOING IS TRUE AND CORRECT OF MY OWN KNOWLEDGE. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

Rhonda Stevenson   August 30, 2022   Rhonda Stevenson, CEO
SIGNATURE OF AUTHORIZED PERSON FOR THE SURVIVING ENTITY   DATE   TYPE OR PRINT NAME AND TITLE OF AUTHORIZED PERSON

SIGNATURE OF AUTHORIZED PERSON FOR THE SURVIVING ENTITY   DATE   TYPE OR PRINT NAME AND TITLE OF AUTHORIZED PERSON

Rhonda Stevenson   August 30, 2022   Rhonda Stevenson, CEO
SIGNATURE OF AUTHORIZED PERSON FOR THE DISAPPEARING ENTITY   DATE   TYPE OR PRINT NAME AND TITLE OF AUTHORIZED PERSON

SIGNATURE OF AUTHORIZED PERSON FOR THE DISAPPEARING ENTITY   DATE   TYPE OR PRINT NAME AND TITLE OF AUTHORIZED PERSON

For an entity that is a business trust, real estate investment trust or an unincorporated association, set forth the provision of law or other basis for the authority of the person signing: _____

OBE MERGER-1 (REV 03/2022)   2022 California Secretary of State

4310284

FILED
SECRETARY OF STATE
STATE OF CALIFORNIA

AUG 21 2019

ARTICLES OF INCORPORATION

OF

ORBITAL ASSEMBLY CORPORATION

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under the General Corporation Law of California.

ARTICLE 1 - NAME

The name of the Corporation is ORBITAL ASSEMBLY CORPORATION (hereinafter, "Corporation").

ARTICLE 2 - PURPOSE OF CORPORATION

The Purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 3 - PRINCIPAL OFFICE

The address of the principal office of this Corporation is ~~8700 19th Street, Suite 821, Alta Loma, California 91701~~ and the mailing address is the same.   Amended 11/4/21 see attached

ARTICLE 4 - INITIAL AGENT FOR SERVICE OF PROCESS

The name of this Corporation's initial agent for service of process is Spiegel & Utrera, P.A., which will do business in California as Spiegel & Utrera, P.C.

 **SPIEGEL & UTRERA, P.C.**
L A W Y E R S

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

4310284

ARTICLE 5 - CORPORATE CAPITALIZATION

5.1 This Corporation is authorized to issue only one class of shares, which shall be designated "common" shares. The total number of such shares authorized to be issued is ~~100,000,000~~ shares. The par value is $0.0001 per share.

Amended 11/4/21 see attached

5.2 All shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

5.3 All holders of shares of common stock, upon the dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

5.4 No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any right of first refusal that the Board of Director(s) may deem advisable in connection with such issuance.

5.5 The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the Bylaws of the Corporation.

ARTICLE 6 - TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 7 - REGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.



SPIEGEL & UTRERA, P.C.
LAWYERS
www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

ARTICLE 8 - BYLAWS

Except as provided in Section 212 of the California Corporations Code, the Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary for taking such action.

ARTICLE 9 - EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of California.

ARTICLE 10 - AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of California, and all rights conferred upon Shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.



SPIEGEL & UTRERA, P.C.

LAWYERS

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

4310284

I declare that I am the person who executed the above instrument, and that this instrument is my act and deed on this ___8-21-19___.



_____
Elsie Sanchez, Incorporator





Certificate of Amendment
of Articles of Incorporation

The undersigned certify that:

1. They are the president and the secretary, respectively, of Orbital Assembly Corporation, a California corporation, with California Entity Number C4310284.

2. Article 3 of the Articles of Incorporation of this corporation is amended to read as follows:

    The address of the principal office of this Corporation is 6532 Lonetree Blvd. Suite 102, Rocklin, California, 95765 and the mailing address is the same.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 20,175,786. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: ___11/4/2021_____

_Rhonda Stevenson_____
Rhonda Stevenson, President

_____
James Wolff, Secretary

OrbitalAssembly.com | 6532 LONETREE BLVD, SUITE 102, ROCKLIN, CA 95765 | (909) 500-1323



**Certificate of Amendment
of Articles of Incorporation**

The undersigned certify that:

1. They are the president and the secretary, respectively, of Orbital Assembly Corporation, a California corporation, with California Entity Number C4310284.

2. Article 5 of the Articles of Incorporation of this corporation is amended to read as follows:

    5.1   This corporation is authorized to issue only one class of shares, which shall be designated "common" shares. The total number of such shares authorized to be issued is 106,000,000 shares. The par value is $0.0001 per share.

    Sections 5.2 and 5.5 will be retained without modification.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 20,175,786. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE:___11/4/2021_____

_Rhonda Stevenson_____
Rhonda Stevenson, President

_____
James Wolff, Secretary

OrbitalAssembly.com | 6532 LONETREE BLVD, SUITE 102, ROCKLIN, CA 95765 | (909) 500-1323